UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ENPRO INDUSTRIES, INC.
(Exact name of Registrant, as specified in its charter)

North Carolina	001-31225	01-0573945
(State or other jurisdiction	(Commission file number)	(I.R.S. Employer
of incorporation		Identification No.)

5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina	28209
(Address of principal executive offices)	(Zip Code)

Thomas A. Price, 704-731-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__x___ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure. EnPro has filed a Conflicts Minerals Report as Exhibit 1.02 to this report. The Conflicts Minerals Report is also available at: http://phx.corporate-ir.net/phoenix.zhtml?c=131738&p=irol-conflictMineralsReport.

Description of EnPro’s Businesses:
EnPro manages its businesses as three segments: Sealing Products, Engineered Products and Power Systems.

Sealing Products:
EnPro’s Sealing Products segment includes three divisions: Garlock, Technetics Group and Stemco. Garlock produces gaskets, seals, valves, compression packing and rubber products to be used in chemical, petrochemical and pulp and paper processing facilities where high pressures, high temperatures and corrosive chemicals create the need for specialized and highly engineered sealing products.

Technetics Group manufactures engineered seals, components, assemblies, and sub-systems custom-designed for high performance and extreme applications in various industries, including semiconductor, aerospace, power generation, nuclear, oil and gas and medical. Customer applications range from nuclear reactor pressure vessels to jet engines to down-hole oil and gas drilling.

Stemco manufactures a variety of high performance wheel-end, steering, suspension and braking components used by the heavy-duty trucking industry.

Engineered Products:
EnPro’s Engineered Products segment includes GGB and Compressor Products International (CPI). GGB produces self-lubricating, non-rolling, metal polymer, solid polymer and filament wound bearing products and aluminum bushing blocks. These products are used in a wide variety of markets such as the automotive, pump and compressor, construction, power generation and general industrial markets.

CPI designs, manufactures, and services components for reciprocating compressors and engines. These components, which include packing and wiper assemblies and rings, piston and rider rings, compressor valve assemblies, divider block valves, compressor monitoring systems, lubrication systems and related components, are utilized primarily in the refining, petrochemical, natural gas gathering, storage and transmission and general industrial markets.

Power Systems:
EnPro’s Power Systems segment consists of Fairbanks Morse Engine, which manufactures and services licensed heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines, in addition to engines of its own design. These products are used by the government and the general industrial market for marine propulsion, power generation and pump and compressor applications.

EnPro’s approach to conflict minerals due diligence varied by division as illustrated below. For 2013, Technetics Group and GGB determined that certain of their products do not incorporate any columbite-tantalite, cassiterite, wolframite, tin, tungsten, tantalum or gold (the "Conflict Minerals") and therefore it was not necessary for them to survey suppliers for those products and they surveyed only the suppliers of products that may contain Conflict Minerals. The other EnPro divisions elected to survey their entire supplier base other than certain suppliers who clearly, by the nature of the products that they supplied to EnPro, did not provide products to EnPro that could contain Conflict Minerals.

EnPro Division	Survey Based on Product Analysis	Survey Based on Supplier Analysis
Garlock		✓
Stemco		✓
Technetics Group	✓
GGB	✓
CPI		✓
Fairbanks Morse Engine		✓

EnPro sent to the suppliers indicated above a Conflict Minerals compliance package including a letter, survey instructions and a questionnaire based upon the EICC-GeSI reporting template. The package provided background information on Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, informed our suppliers of EnPro’s due diligence requirements, and requested that each supplier provide EnPro with key information including whether Conflict Minerals are contained in the products they supply EnPro, whether those minerals came from recycled or scrap sources, and whether those minerals are necessary to the functionality or production of the product.

Item 1.02    Exhibit

EnPro has filed a Conflict Minerals Report as Exhibit 1.02 to this report.

Item 2.01    Exhibits

(d)	Exhibit 1.02 – Conflict Minerals Report of EnPro Industries, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 2, 2014

ENPRO INDUSTRIES, INC.

By:	/s/ Alexander W. Pease
Alexander W. Pease
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit

1.02	Conflicts Minerals Report of EnPro Industries, Inc.